VIA EDGAR AND FACSIMILE

April 8, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Norman Gholson, Attorney-Advisor

Re:	Synutra International, Inc.
Registration Statement on Form S-3 (File No. 333-144983)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Synutra International, Inc. (the “Registrant”) hereby applies for an order granting withdrawal of its Registration Statement on Form S-3, together with all exhibits thereto, Commission File No. 333-144983 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 31, 2007.

The Registration Statement was filed for the resale of shares of common stock, par value $0.0001 per share of the Company that were issued to, or are issuable upon the exercise of warrants by, the selling stockholders named in the Registration Statement.  The Registration Statement was never declared effective by the Commission and no securities have been offered or sold under the Registration Statement. Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement be issued by the Commission effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions regarding the foregoing application for withdrawal, please contact Robert T. Plesnarski of O’Melveny & Myers LLP, at (202) 383-5149.

Very truly yours,

Synutra International, Inc.

By: /s/ Weiguo Zhang
Name: Weiguo Zhang
Title: President and Chief Operating Officer